UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	July 5, 2012	Renewal of Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (i.e. Defensive Measures against Takeovers)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: July 5, 2012

[Exhibit 1]

[Translation]

June 28, 2012

To Whom It May Concern

Company Name:	WACOAL HOLDINGS CORP.
Representative:	Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact:	Ikuo Otani Managing Director and General Manager of Corporate Planning
(Telephone: +81 (075)682-1010)

Renewal of Measures against the Acquisition of a Substantial Shareholding of

Wacoal Holdings Corp. (i.e. Defensive Measures against Takeovers)

As previously announced, We have decided to renew the “Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp.” (the “Former Basic Policy”). Further, pursuant to Article 16 of our amended Articles of Incorporation a proposal to determine the specifics of the renewed Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (the “Basic Policy”) was submitted to the 64th Ordinary General Meeting of Shareholders (the “Shareholders’ Meeting”), which approved said proposal. Following the approval of the Basic Policy at the Shareholders’ Meeting, our board of directors on this day has resolved to adopt certain measures based on the Basic Policy as detailed below (i.e. defensive measures against takeovers) (hereinafter referred to as the “Plan”). In renewing the Basic Policy, we have only made technical changes to the Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (i.e. Defensive Measures against Takeovers) as adopted at a meeting of our board of directors on June 26, 2009; no substantive changes have been made to the contents.

The shareholding of Wacoal Holdings Corp. as of March 31, 2012 is as set out in Exhibit 1. As of this date, we have not received any notification or proposal of an acquisition of a substantial shareholding of Wacoal Holdings Corp. from any particular third party.

1. Features of the Plan

(1)	Summary of the Plan

(a)	Purpose of the Plan

The purpose of the plan is to secure or enhance corporate value and the common interests of the shareholders by ensuring, in the event of an acquisition of a substantial shareholding of Wacoal Holdings Corp., sufficient information and time for all shareholders to consider such acquisition, as well as opportunity for discussion and/or negotiation with the purchaser.

(b)	Formulation of Procedures

Under the Plan, we will demand, in the event of any purchase or other similar action or any proposals of such (hereinafter referred to as “Purchase”), that any third party who launches or proposes a Purchase (hereinafter referred to as “Purchaser”) provide information in advance concerning such Purchase. The Plan formulates such procedures necessary to achieve its purpose as outlined in (a) above (see section (2) “Procedures of the Plan” below for details).

(c)	Implementation of the Plan following Gratis Allocation of Share Acquisition Rights

If the Purchaser fails to comply with the procedures as prescribed by the Plan and conducts the Purchase or in the event of any Purchase by a Purchaser that may cause obvious harm to our corporate value and the common interests of the shareholders, etc. (see section (3) “Terms and Conditions for Gratis Allocation of Share Acquisition Rights” below for details), we will conduct a gratis allocation of new share acquisition rights (the “Share Acquisition Rights”; see section (4) “Outline of Gratis Allocation of Share Acquisition Rights” for its primary content) to all shareholders (excluding Wacoal Holdings Corp.) at such time with terms that prohibit the Purchaser from exercising such rights (discriminatory treatment) and with a condition to acquire Share Acquisition Rights in exchange for Wacoal Holdings Corp.’s shares pursuant to Articles 277-279 of the Corporate Law.

If a gratis allocation of Share Acquisition Rights is implemented in accordance with the procedures under the Plan, and the Share Acquisition Rights are exercised, or if our shares are granted to shareholders other than the Purchaser following the acquisition of Share Acquisition Rights by us, the voting percentage of our shares held by the Purchaser may be diluted by up to one-third (1/3).

(d)	Use of the Independent Committee

We shall comply with the Regulations of the Independent Committee (please see Exhibit 2 for details) in order to prevent the board of directors from making an arbitrary decision concerning the trigger or non-trigger of the gratis allocation of the Share Acquisition Rights or other matters concerning the acquisition pursuant to the Plan. In addition, we shall ensure transparency by seeking the judgment of an Independent Committee, which will be comprised of members appointed from (i) our outside directors, (ii) our outside statutory auditors or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants, academic experts, etc.) who shall be independent from our executive officers who conduct our operations. Messrs. Mamoru Ozaki (our outside director), Tomoharu Kuda (outside statutory auditor) and Naoto Nakamura (outside expert) were appointed as the initial members of the Independent Committee upon the renewal of the Plan (please see Exhibit 3 for their biographies).

In addition, upon the implementation of the gratis allocation of the Share Acquisition Rights, if a recommendation is made by the Independent Committee that a general meeting of shareholders be convened in order to determine the decision of the shareholders, the board of directors shall convene such general meeting of the shareholders.

Moreover, transparency shall be ensured regarding the course of such procedures through timely disclosure of relative information to all the shareholders of Wacoal Holdings Corp.

(2)	Procedures of the Plan

(a)	Purchase

The Plan is applicable in the event of a purchase that falls under either (i) or (ii) below. In such a case, the Purchaser shall follow the procedures as prescribed in advance in the Plan.

(i) the purchase of share certificates1 issued by us that results in a percentage of ownership of such share certificates2 by a shareholder3 of more than 20%; or

(ii) a public tender offer4 for share certificates5 issued by us that results in a combined percentage of ownership6 of such share certificates by the offeror and any of its Affiliates7 of more than 20%.

(b)	Request for Provision of Information to the Purchaser

Unless otherwise provided by our board of directors, if a Purchaser intends to undertake a Purchase, the Purchaser must submit to us a document in the form designated by us describing the information specified under each item below (the “Required Information”) prior to its launch, as well as an oath by the Purchaser that the Purchaser will follow the procedures as prescribed in the Plan upon consummation of the Purchase (collectively, the “Explanation of Purchase”).

1	“Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law (“FIEL”); the same shall apply hereinafter unless provided otherwise.
2	“Percentage of ownership of such share certificates” (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of FIEL; the same shall apply hereinafter.
3	“Shareholder” (hoyusha) shall include any parties stipulated in Paragraph 3, Article 27-23 of FIEL and any parties deemed applicable by the board of directors. The same shall apply hereinafter.
4	“Public tender offer” (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of FIEL
5	For the purposes of this paragraph (ii), “share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of FIEL.
6	“Combined percentage of ownership of such share certificates” (kabukento shoyu wariai) shall have the meaning as prescribed in Paragraph 8, Article 27-2 of the FIEA; the same shall apply hereinafter.
7	“Affiliate” (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our board of directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of FIEL; provided, however, that a person prescribed in Paragraph 2, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

We will provide the Explanation of Purchase to the Independent Committee promptly after receipt. If the Required Information in such Explanation of Purchase is deemed insufficient by the Independent Committee, the Independent Committee may request the Purchaser to submit additional information either directly to the Committee or indirectly, through the board of directors, within an appropriate period of time as designated by the Independent Committee. In such case, the Purchaser must submit such additional Required Information within such designated period.

The Explanation of Purchase and the Required Information (including additional Required Information) shall be prepared in Japanese only.

(i) the particulars (including but not limited to the specific name, capital structure, finances, details of past transactions of the same kind as the Purchase, the results of such prior transactions, and the effect of such past transactions on the corporate value of the target company) of the Purchaser and its group (including any joint shareholders8, persons having a special relationship and each partner or other member in the case of a fund);

(ii) the purpose, method and details of the Purchase (including the amount and type of consideration, the timeframe, the structure of related transactions, the legality of the method of Purchase, information regarding the probability of the implementation of the Purchase, etc.);

(iii) the basis of calculation of the Purchase price (including facts and/or assumptions used in the calculation, the calculation method, information or figures used in the calculation as well as the expected synergies from the series of transactions related to the Purchase and the details of such synergies to be distributed to the minority shareholders);

(iv) evidence of funds for the Purchase (including the specific name of the provider of funds (including any substantial provider), financing method and the details of any related transactions);

(v) the management policies, business plan, capital policy and dividend policy of the group after Purchase;

(vi) the policies for the treatment of our employees, contractors, clients and other interested parties of Wacoal Holdings Corp.; and

(vii) the specific measures for avoiding conflicts of interests with the other shareholders of Wacoal Holdings Corp.

(viii) any other information as deemed reasonably necessary by the Independent Committee.

Except in particular circumstances under which the Independent Committee should discuss and/or negotiate with the Purchaser to continuously request submission of the Explanation of Purchase and the Required Information, the Independent Committee will recommend the board of directors to implement a gratis allocation of Share Acquisition Rights in accordance with the terms as stated in (d)(i) below if the Independent Committee deems that a Purchaser has launched a Purchase without following the procedures as prescribed by the Plan.

8	“Joint shareholders” (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of FIEL and shall include any party who is deemed to be a joint shareholder by the board of directors in accordance with Paragraph 6 of said Article.

(c)	Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives with Purchaser

(i)	Request for Provision of Information to the board of directors

When the Explanation of Purchase and, if requested by the Independent Committee, any additional Required Information are submitted by the Purchaser, the Independent Committee may, in order to conduct a comparative examination of the submitted documents with the management plan of the board of directors and our valuation by the board of directors, or to conduct an examination of alternative proposals by the board of directors from the perspective of securing and enhancing the corporate value and the common interests of our shareholders, may also request the board of directors to present its opinion (including reserving opinions) concerning the terms and conditions of such Purchase as well as to submit any supporting materials, alternative proposals or other information and/or materials as may be required by the Independent Committee. Such documents or materials shall be submitted no later than the response deadline set by the Independent Committee, which will take into account the time necessary for the collection of information and the examination of the valuation of the business by the board of directors, including independent experts, as the case may be (provided that such period does not in principle exceed 60 days).

(ii)	Examination by Independent Committee

If the provision of information and/or materials (including any information and/or materials additionally requested) from the Purchaser and our board of directors (in the event submission of information and/or materials are requested as stipulated in (i) above) is deemed sufficient to commence the examination of terms and conditions of the Purchase by the Independent Committee, the Independent Committee will fix a period (up to sixty (60) days) for examination; provided, however, that such period may be extended by a resolution of the Independent Committee pursuant to (d)(iii) below (the “Examination Period of the Independent Committee”) and inform the Purchaser and our board of directors accordingly.

Based on the information and/or materials provided by the Purchaser and our board of directors, the Independent Committee will examine and evaluate the terms and conditions of the Purchase by the Purchaser and will gather and examine information concerning the management plan, business plans, etc. of the Purchaser and our board of directors during the Examination Period of the Independent Committee. In doing so, they will maintain the perspective of ensuring and enhancing our value and the common interests of the shareholders. The Independent Committee may also directly or indirectly through our board of directors, etc. discuss and/or negotiate with the Purchaser, or propose alternatives of the board of directors, etc. to the shareholders in order to improve the terms and conditions of the Purchase from the perspective of ensuring and enhancing our value and the common interests of the shareholders.

A Purchaser must promptly comply with the request of the Independent Committee (directly or indirectly through the board of directors, etc.) to provide materials or other information or to discuss and/or negotiate, if so requested during the Examination Period of the Independent Committee.

The Independent Committee may receive advice from an independent third party (including, but not limited to, financial advisors, legal counsel, certified public accountants, consultants or other experts) at our cost to ensure that the judgment of the Independent Committee shall be to the benefit of our value and the common interests of the shareholders.

(d)	Method of Judgment by the Independent Committee

The Independent Committee will advise the board of directors in accordance with the following procedures if there is a Purchaser

(i)	Recommendation by the Independent Committee on Implementation of the Gratis Allocation of Share Acquisition Rights

The Independent Committee will recommend the board of directors to implement a gratis allocation of the Share Acquisition Rights, irrespective of the sequence of the initiation or the termination of the Examination Period of the Independent Committee, if the Purchase by the Purchaser is deemed to fall under any of the requirements stipulated in section (3) “Requirements for Gratis Allocation of Share Acquisition Rights”.

Provided, however, that after giving such recommendation, if the Independent Committee determines that (a) the Purchaser has withdrawn its proposed Purchase, or if such proposed Purchase otherwise no longer exists, or (b) there is a change in the facts or basis upon which such recommendation was made and the Independent Committee determines that the Purchase by the Purchaser no longer falls under any of the requirements stipulated in section (3) “Requirements for Gratis Allocation of the Share Acquisition Rights”, the Independent Committee may change its decision until the date before the commencement date of the Exercise Period of the Share Acquisition Rights (as defined in (f) of section (4) “Outline of Gratis Allocation of the Share Acquisition Rights”). This includes recommending to the board of directors the withdrawal of the gratis allocation of the Share Acquisition Rights (if prior to the effective date of such gratis allocation) or the gratis allocation of the Share Acquisition Rights (if after the effective date of such gratis allocation).

Even if the Independent Committee determines that the Purchase falls under any of the requirements stipulated in section (3) “Requirements for Gratis Allocation of the Share Acquisition Rights” below, if the Independent Committee determines that it is reasonable to obtain the resolution of a general meeting of shareholders regarding the implementation of the gratis allocation of the Share Acquisition Rights, it shall recommend to the board of directors that a general meeting of shareholders be convened and that the implementation of the gratis allocation of the Share Acquisition Rights be placed on the agenda.

(ii)	Recommendation by the Independent Committee on Non-implementation of the Gratis Allocation of Share Acquisition Rights

The Independent Committee will recommend to the board of directors that the gratis allocation of the Share Acquisition Rights not be enforced, irrespective of the sequence of the initiation or the termination of the Examination Period of the Independent Committee, if the Independent Committee determines that the Purchase by the Purchaser does not fall under any of the requirements stipulated in section (3) “Requirements for Gratis Allocation of the Share Acquisition Rights”.

Notwithstanding the foregoing, if there is a change in the facts or basis upon which such recommendation was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under any of the requirements stipulated in section (3) “Requirements for Gratis Allocation of the Shares Acquisition Rights”, the Independent Committee may change its decision, including recommending the implementation of the gratis allocation of the Share Acquisition Rights, and recommend such decision to the board of directors.

(iii)	Extension of Examination Period of the Independent Committee

If the Independent Committee does not make any recommendation regarding the trigger or non-trigger of the gratis allocation of the Share Acquisition Rights (including the recommendation that a general meeting of shareholders be convened and that the implementation of the gratis allocation of the Share Acquisition Rights be placed on the agenda) by the termination of the initial Examination Period of the Independent Committee, the Independent Committee will adopt a resolution to extend the Examination Period to the extent necessary (provided, however, that such extension period shall not exceed thirty (30) days) for the examination of the terms and conditions of the Purchase by the Purchaser, or for discussion and/or negotiation with such Purchaser, and the examination of the alternatives, etc.

If the Examination Period of the Independent Committee is extended pursuant to the resolution above, the Independent Committee shall continue to gather information and conduct its examination and shall exercise its best efforts to provide a recommendation regarding the trigger or non-trigger of a gratis allocation of the Share Acquisition Rights during such extended period (including the recommendation that a general meeting of shareholders be convened and that the implementation of the gratis allocation of the Share Acquisition Rights be placed on the agenda).

(e)	Disclosure of Information to Shareholders

The board of directors or the Independent Committee will promptly disclose information regarding those items among the following as determined appropriate by the Independent Committee:

(1)	that there is a Purchaser;

(2)	that a Purchase Explanation Document has been provided and an outline of document details;

(3)	that the Required Information has been provided and an outline of such details;

(4)	that the Examination Period of the Independent Committee has commenced;

(5)	in the event of a resolution for an extension of the Examination Period of the Independent Committee, that such resolution has been passed and an outline of such details; and

(6)	the recommendation of the Independent Committee and an outline of such details (and where a different recommendation is subsequently made due to a change in the facts, etc., the fact and an outline of such details thereof).

(f)	Resolutions of the Meetings of board of directors; Convocation of a General Meeting of Shareholders

The board of directors shall give the utmost respect to the recommendation provided by the Independent Committee pursuant to paragraph (d) above, and shall as an institution under the Corporate Law make a resolution on the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights (including the withdrawal of the gratis allocation of the Share Acquisition Rights and the acquisition of the Share Acquisition Rights).

If a recommendation is made by the Independent Committee that a general meeting of shareholders be convened and that the implementation of the gratis allocation of the Share Acquisition Rights be placed on the agenda, the board of directors shall, excluding cases where holding a general meeting of shareholders is significantly difficult, promptly convene a general meeting of shareholders and place the implementation of the gratis allocation of the Share Acquisition Rights on the agenda so as to hold a general meeting of shareholders as soon as is practically possible.

If the resolution for implementation of the gratis allocation of the Share Acquisition Rights (including the withdrawal of the gratis allocation of the Share Acquisition Rights and the acquisition of the Share Acquisition Rights) is passed by such general meeting of shareholders, the board of directors shall, pursuant to a general meeting of shareholders’ resolution, conduct procedures necessary for the gratis allocation of the Share Acquisition Rights. Where a resolution is passed at the general meeting of shareholders to the effect that the decision for the gratis allocation of the Share Acquisition Rights is to be delegated to the board of directors, a board of directors’ resolution for the implementation of the gratis allocation of the Share Acquisition Rights shall be voted upon. Where the resolution for implementation of the gratis allocation of the Share Acquisition Rights fails to pass at the general meeting of shareholders, a resolution for non-implementation of the gratis allocation of the Share Acquisition Rights shall be voted upon.

Pursuant to the above, after the commencement of the procedures of the Plan, the Purchaser shall not execute the Purchase in the period up until the resolution for implementation or non-implementation of the gratis allocation of the Share Acquisition Rights has been voted upon by the board of directors, or where the abovementioned general meeting of shareholders is convened, until the resolution for implementation of the gratis allocation of the Share Acquisition Rights has been passed or not passed by such general meeting of shareholders.

Where (1) the board of directors votes upon a resolution for the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights (including the withdrawal of the gratis allocation of the Share Acquisition Rights or the acquisition of the Share Acquisition Rights), (2) the board of directors votes upon a resolution for convocation of a meeting of general shareholders, or (3) a general meeting of shareholders’ resolution for the implementation or non-implementation of the gratis allocation of the Share Acquisition is voted upon, the board of directors shall promptly disclose the outline of such resolution and other information as determined as appropriate by the board of directors.

(3)	Requirements for Gratis Allocation of the Share Acquisition Rights

If the Purchase by the Purchaser is deemed to fall under any of the following, we will implement a gratis allocation of Share Acquisition Rights pursuant to a resolution of the board of directors or a general meeting of shareholders as stated in (f) of section (2) “Procedures of the Plan” above.

As stated in (d) of section (2) “Procedures of the Plan” above, decisions regarding the fulfillment of the requirements below shall always be made following the determination of the Independent Committee:

(A) a Purchase where the Purchaser fails to provide the information, observe the Examination Period as stipulated in section (2) “Procedures of the Plan” above or comply with the procedures as prescribed by the Plan;

(B) if it is recognized that the Purchase by the Purchaser falls under any of the following categories, and it is reasonable to implement a gratis allocation of Share Acquisition Rights as a result of the evaluation and/or consideration of the information and/or materials provided by the Purchaser and the board of directors, as well as discussions and/or negotiations with the Purchaser:

(a) a Purchase that threatens to cause obvious harm to our corporate value and the common interests of the shareholders through any of the following actions or other similar actions:

(i) a buyout of shares for the purpose of requiring Wacoal Holdings Corp. to purchase such shares at an inflated price;

(ii) temporary control of our management to conduct business in such way as to achieve the interests of the Purchaser at our expense, such as a low-cost acquisition of our material assets;

(iii) diversion of our assets to secure or repay the debts of the Purchaser or its group companies;

(iv) temporary control of our management to effectuate the disposal of high-value assets that are not currently related to our business, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends.

(b) a Purchase that effectively forces the shareholders to sell their shares, such as in a coerced two-tier purchase (i.e. the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions for the shareholders or does not set clear terms and conditions in the second acquisition);

(c) a Purchase that is to be carried out without granting us the time reasonably necessary to provide an alternative proposal regarding such Purchase;

(d) a Purchase that is to be carried out without providing our shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

(e) a Purchase that includes inadequate or inappropriate terms and conditions (including the amount and type of consideration, the timeframe, the legality of the method of the Purchase, the probability of the implementation of the Purchase, and policies for the treatment of our employees, contractors, clients and other interested parties of Wacoal Holdings Corp.) in light of our primary values;

(f) a Purchase that may damage our relationship with its employees, contractors or clients that are essential in creating Company value or our brand value and that may pose a material threat to our values and thus to the common interests of its shareholders.

(4)	Outline of Gratis Allocation of the Share Acquisition Rights

The outline of the gratis allocation of the Share Acquisition Rights to be implemented pursuant to the Plan is as follows (please see Exhibit 4 “Terms and Conditions of Gratis Allocation of the Share Acquisition Rights” for details concerning the Share Acquisition Rights):

(a)	Number of Share Acquisition Rights

The number of Share Acquisition Rights shall be separately determined by the board of directors or the Shareholders’ Meeting in a resolution relating to the gratis allocation of the Share Acquisition Rights (the “Gratis Allocation Resolution”) up to a maximum of twice the final number of our outstanding shares as of a certain date (the “Allocation Date”) as separately determined in the Gratis Allocation Resolution.

(b)	Shareholders Eligible for Allocation of Share Acquisition Rights

We will implement a gratis allocation of the Share Acquisition Rights to those shareholders, other than us, who are registered or recorded in our final register of shareholders as of the Allocation Date up to a maximum of two Share Acquisition Rights for every one common stock of Wacoal Holdings Corp. held.

(c)	Effective Date of Gratis Allocation of Share Acquisition Rights

The effective date shall be a date to be separately determined in the Gratis Allocation Resolution.

(d)	Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

The number of shares of our common stock9 (Book Entry Transfer System pursuant to paragraph 1, article 128 of the Law Concerning Book Entry Transfer of Corporate Bonds, Stock, etc. (Law No. 75 of 2001) is applied) to be acquired for every one Share Acquisition Right (the “Shares”) shall be one (1) share (unless otherwise adjusted) (the “Number of Share Acquisition Rights”).

9	Even in the case that we become a Corporation with Class Shares (Article 2(13) of the Corporate Law), (1) our shares issued upon the exercise of the Share Acquisition Rights and (2) shares delivered in exchange for the acquisition of Share Acquisition Rights shall mean the same type of share (common shares) currently issued by us at the commencement of the Ordinary General Meeting of Shareholders.

(e)	The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

The contribution to be made upon exercise of the Share Acquisition Rights shall be in money, and the value of property per share of our common stock to be contributed upon the exercise of the Share Acquisition Rights shall be as least one (1) yen but not exceeding one-half (1/2) of the market value of one share of our common stock as separately determined in the Gratis Allocation Resolution.

The “market value” means an amount equivalent to the average closing price for regular transactions of our stock on the Tokyo Stock Exchange on each day during the ninety (90) day period prior to the Gratis Allocation Resolution

(f)	Exercise Period of the Share Acquisition Rights

The commencement date will be a date on which the gratis allocation of the Share Acquisition Rights becomes effective or a date otherwise determined in the Gratis Allocation Resolution (such commencement date of the exercise period shall hereinafter be referred to as the “Commencement Date of the Exercise Period”). Additionally, the period will be between one and two months as determined in the Gratis Allocation Resolution.

Provided, however, that if we acquire Share Acquisition Rights pursuant to (ii) of paragraph (i) below, the exercise period for the Share Acquisition Rights subject to such acquisition shall be until the business day immediately preceding such acquisition date. In addition, the last day of the exercise period shall be the previous business day if the last day of the exercise period falls on a holiday of the bank handling the money to be paid in upon exercise of such rights.

(g)	Terms and Conditions for Exercise

(i) A specified large shareholder10, (ii) joint shareholders of a specified large shareholder, (iii) a specified large purchaser11, (iv) persons having a special relationship with a specified large purchaser, (v) any transferee of or successor to the Share Acquisition Rights of any party falling under (i) through (iv) above without the approval of the board of directors, or (vi) any affiliate12 of any party falling under (i) through (vi) above (collectively, the parties falling under (i) through (vi) hereinafter referred to as the “Unqualified Parties”) may not exercise Share Acquisition Rights. Also, any nonresident who is required to follow the procedures for the exercise of the Share Acquisition Rights as prescribed by the applicable foreign laws and regulations may not exercise the Share Acquisition Rights, in principle (provided, however, that certain nonresidents who may be subject to the application of exemptions provided for by such foreign laws and regulations may exercise the Share Acquisition Rights and as described below in (ii) of paragraph (i), the Share Acquisition Rights of nonresidents will also be the target of the acquisition by us in consideration of our shares. Please see Exhibit 4 “Terms and Conditions of Gratis Allocation of Share Acquisition Rights” for details.)

10	“Specified large shareholders” (tokutei tairyo hoyusha) means, in principle, a holder of share certificates issued by us and whose percentage of ownership in respect of such share certificates is deemed to be 20% or more by the board of directors.
11	“Specified large purchaser” (tokutei tairyo kaitsukesha) means, in principle, a person who makes a public announcement of Purchase (here and hereafter in this footnote, as defined in Paragraph 1, Article 27-2 of FIEL) of share certificates (here and hereafter in this footnote, as defined in Paragraph 1, Article 27-2 of FIEL) issued by us through public tender offer and whose percentage of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 1, Article 7 of the Enforcement Order of the FIEL) is deemed by the board of directors to be 20% or more when combined with the percentage of ownership of share certificates of a person having a special relationship.
12	“Affiliate” (kanrensha) of a given party means a person deemed by the board of directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the board of directors to act in concert with such given party. In addition, “Control” means to “control the determination of the financial and business policies” (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

(h)	Assignment of the Share Acquisition Rights

Any assignment of the Share Acquisition Rights requires the approval of the board of directors.

(i)	Acquisition of Share Acquisition Rights by Wacoal Holdings Corp.

(i) We may, at any time prior to the day immediately preceding the Commencement Date of the Exercise Period of the Share Acquisition Rights, acquire all Share Acquisition Rights without any consideration therefor on a certain date that is separately determined by the board of directors if such acquisition of the Share Acquisition Rights by us is deemed appropriate by the board of directors.

(ii) On a certain date as separately determined by the board of directors, we may acquire any and all Share Acquisition Rights held by the Unqualified Parties that have not been exercised by the immediately preceding business day of such certain date as determined by the board of directors and may grant the Shares for every one Share Acquisition Right in exchange therefor. We may conduct such acquisition of the Share Acquisition Rights more than once. After the date of such acquisition, in the event that the board of directors deem parties other than Unqualified Parties to exist among the shareholders of the Stock Acquisition Rights, we may, on a date later than the above date of acquisition as separately determined by the board of directors, acquire all of the Share Acquisition Rights held by such parties which have not been exercised as of the business day immediately prior to such date as determined by the board of directors. The same shall apply hereinafter.

(iii) Any other potential acquisition by us and the terms and conditions thereof shall be separately governed in a Gratis Allocation Resolution.

(j)	Others

Any other terms and conditions of the Share Acquisition Rights shall be separately governed in a Gratis Allocation Resolution.

Please see Exhibit 3 “Terms and Conditions of Gratis Allocation of Share Acquisition Rights for the definitions and the details of the terms used above.

(5)	Effective Period, Termination and Change of the Plan

The effective period of the Plan, as with the effective period of the Basic Policy, shall expire upon the termination of the Basic Policy and will expire upon the conclusion of the ordinary general meeting of shareholders held at the end of the fiscal year ending within three (3) years after the conclusion of the Shareholders’ Meeting. Notwithstanding the foregoing, the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meeting of shareholders if so resolved, even if the effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the Basic Policy. Furthermore, the Plan shall be terminated by and pursuant to the resolution of our board of directors, which is comprised of the directors elected at our general meeting of shareholders, if so resolved by the board of directors.

The board of directors may, even if the effective period of the Plan has not expired, make amendments or changes to the Plan with the approval of the Independent Committee if it does not conflict with the Basic Policy (including in the event of enactments, improvements, or elimination of laws and regulations relating to the Plan, or rules and regulations relating to the listing of securities etc., and where it is appropriate to reflect such change; and where it is appropriate to change the wording for reasons such as typographical errors and omissions, where disadvantages to our shareholders are not created, etc.)

We will promptly disclose information of the termination, amendments to, or changes of the Plan and of the details of the changes (if applicable) and other information.

2. Impact on Shareholders and Investors

(1)	Impact on Shareholders and Investors at the Time of Renewal of the Plan

As no actual gratis allocation of Share Acquisition Rights will occur at the time of renewal of the Basic Plan, there will be no direct or concrete impact on the rights and interests of the shareholders or investors.

(2)	Impact on Shareholders and Investors at the Time of a Gratis Allocation of Share Acquisition Rights

Upon the implementation of a gratis allocation of Share Acquisition Rights in accordance with the procedures under the Plan, Share Acquisition Rights will be allotted gratis to the shareholders as of such Allocation Date and at such rate as separately determined in a Gratis Allocation Resolution, up to a maximum of two Share Acquisition Rights for each share held. If shareholders fail to pay the amount equivalent to the exercise price or otherwise to implement the procedures to exercise their Share Acquisition Rights during the exercise period of Share Acquisition Rights as described below in (b) of section (3) “Necessary procedures for shareholders upon a Gratis Allocation of Share Acquisition Rights”, our shares held by such shareholders will be diluted by the exercise of Share Acquisition Rights by other shareholders. However, we may, as described in (c) of section (3) “Necessary procedures for shareholders upon a Gratis Allocation of Share Acquisition Rights”, acquire Share Acquisition Rights from shareholders other than Unqualified Parties, and, in exchange, deliver our ordinary shares. In such case, shareholders other than Unqualified Parties will receive our shares in consideration of Share Acquisition Rights acquired by us without exercising their Share Acquisition Rights, and although the per-share value of our shares will be diluted, the total value held by such shareholders will not be diluted.

Further, even after a Gratis Allocation Resolution is adopted, we must give the utmost respect to the recommendation provided by the Independent Committee pursuant to Part 1. section (2)(d) above, and may cancel a gratis allocation of the Share Acquisition Rights prior to the effective date of such gratis allocation, or if after the effective date of such gratis allocation, may acquire the Share Acquisition Rights without any consideration therefor prior to the first day of the exercise period of the Share Acquisition Rights. In such case, the per-share value of our shares will not be diluted. Accordingly, the shareholders or investors who have sold or purchased our shares on the precondition that dilution of the per-share value of our shares may take place will be subject to the fluctuation of our share prices.

(3)	Necessary Procedures for Shareholders upon a Gratis Allocation of Share Acquisition Rights

(a)	Procedures for the Allocation of Share Acquisition Rights

Upon the Gratis Allocation Resolution of the board of directors or the Shareholders’ Meeting, we will make a public notice of the Allocation Date. In such case, those shareholders other than those who are registered or recorded in our final register of shareholders as of the Allocation Date (the “Entitled Shareholders”) automatically become entitled as of the effective date of such gratis allocation, and thus procedures for application, etc. are unnecessary.

(b)	Procedures for Exercise of Share Acquisition Rights

As a general rule, we will deliver an exercise request form for the Share Acquisition Rights (in the form prescribed by us describing the terms and number of the Share Acquisition Rights to be exercised, the exercise date of the Share Acquisition Rights, or other necessary information such as that of the relevant account for the transfer of depositary shares, representations and warranties in which the shareholders represent and warrant that the conditions for the exercise of the Share Acquisition Rights will be satisfied, as well as indemnity clauses and other pledges) and other documents that are necessary for the exercise of the Share Acquisition Rights to the Entitled Shareholders. After the gratis allocation of the Share Acquisition Rights, in principle, the shareholders will be issued one (1) share for every one (1) Share Acquisition Right; upon submission of the exercise request form for the Share Acquisition Rights (and such necessary documents as determined by us) within the exercise period of the Share Acquisition Rights and before the effective date of the gratis allocation of such Share Acquisition Rights, upon receipt of such exercise requests (and such necessary documents) at the place of acceptance for such exercise requests pertaining to the Share Acquisition Rights, and upon payment to such place of acceptance of such exercise requests an amount equivalent to the exercise price determined in the Gratis Allocation Resolution, which amount shall be within the range of one (1) yen and one-half (1/2) of the fair market value of our stock per Share Acquisition Right.

(c)	Procedures for the Acquisition of Share Acquisition Rights by Wacoal Holdings Corp.

If the board of directors determines to acquire the Share Acquisition Rights, we will acquire the Share Acquisition Rights on a certain date as separately determined by the board of directors following procedures required under the Corporate Law. In the event we acquire the Share Acquisition Rights from the shareholders other than the Unqualified Parties such shareholders will, in principle, receive one (1) share of Wacoal Holdings Corp. for every one (1) Share Acquisition Right as consideration for our acquisition of those Share Acquisition Rights, without paying an amount equivalent to the exercise price. Further, such shareholders will be separately requested to submit necessary information such as that of the relevant account for the book-entry transfer of depositary shares, a written oath prescribed by us describing the representations and warranties in which such shareholders do not fall under Unqualified Parties, indemnity clauses and other pledges.

In addition to the above, the details concerning the method of allocation of the Share Acquisition Rights, method of exercise and our method of acquisition will be disclosed or announced to the shareholders upon confirmation the Gratis Allocation Resolution.

3. Reasonableness of the Plan

(1)	The Plan is in accordance with the Basic Policy regarding Parties controlling the Decisions of Financial and Business Policies of Wacoal Holdings Corp.

In the event that our shares are purchased, the Plan serves to: enable shareholders to make decisions with respect to whether to accept such purchase, enable the board of directors to secure information and time necessary for making alternative proposals to shareholders or to negotiate and consult with a Purchaser on behalf of the shareholders, and is therefore in accordance with the Basic Policy regarding Parties controlling the Decisions of Financial and Business Policies of Wacoal Holdings Corp. (please see the press release dated May 15, 2012 “Renewal of Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (i.e. Defensive Measures against Takeovers” for details)).

(2)	The Plan does not undermine the common interests of the Shareholders and moreover, does not aim to maintain the position of our officers.

(a)	Full Compliance with Requirements of Guidelines for Defensive Measures against Takeovers

The Basic Policy is in full compliance with the three principles set forth by the “Guidelines concerning Defensive Measures against Takeovers for Securing or Enhancing Corporate Value and the Common Interests of Shareholders” published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

(b)	Focus on Shareholders’ Intentions

The Plan has been renewed upon the resolution to approve the Basic Policy at the Shareholders’ Meeting. Further, as stated in Section 1. (5) “Effective Period, Termination and Change of the Plan” above, the Plan has a so-called “sunset clause” setting forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of our shareholders, even if such effective period has not yet expired. In addition, even during the effective period of the Basic Policy, the Plan may be terminated by the resolution of our board of directors that consists of the directors elected by our shareholders. Therefore, the introduction and the termination of the Plan will be based on the intentions of the shareholders.

(c)	Focus on Judgment of Independent, Outside Persons and Information Disclosure

Following the renewal of the Plan, the Independent Committee shall continue to make substantial decisions regarding the operation of the Basic Plan, such as the implementation of a gratis allocation of Share Acquisition Rights for the benefit of the shareholders in order to prevent the board of directors from making an arbitrary decision.

The Independent Committee shall be composed of three or more members who shall be appointed from our outside directors, outside statutory auditors or independent experts, all of whom shall be independent from our executive officers (as stated in Part 1. section (1) “Outline of the Plan” (d) above, Messrs. Mamoru Ozaki, Tomoharu Kuda and Naoto Nakamura were appointed as the members of the Independent Committee upon the renewal of the Plan).

In the event of a Purchase, as described above in section (2) of Part 1. “Procedures of the Plan”, such Independent Committee shall, in accordance with the rules of the Independent Committee, make substantial decisions such as whether such Purchase is detrimental to our corporate value of and the common interests of the shareholders, and the board of directors shall make decisions as an organization under the Corporate Law, giving the utmost respect to such decisions.

The Independent Committee shall strictly monitor the situation to prevent the board of directors from making an arbitrary decision concerning the implementation of a gratis allocation of Share Acquisition Rights. In addition, the outline for the decisions by the Independent Committee will be disclosed to the shareholders to ensure that the operation of the Plan promotes our corporate value and the common interests of the shareholders.

(d)	Establishment of Reasonably Objective Requirements

As described in Part 1. section (2)(d) and Part 1. section (3) above, the Plan is constituted so that the Share Acquisition Rights will not be granted unless reasonable, detailed and objective requirements have been satisfied. Thus, it is considered that a scheme will be established to prevent any arbitrary implementation by the board of directors.

(e)	Opinion of Outside Experts

As stated in Part 1. section (2)(c) above, if there is a Purchaser, the Independent Committee may receive advice from independent outside experts (including financial advisors, legal counsel, certified public accountants, consultants and other experts) at our cost. This will strongly ensure fair and/or objective judgments by the Independent Committee.

(f)	Term of Office of Our Director is One Year

The term of office of Company’s director shall be one (1) year. Therefore, even during the effective period of the Plan, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan through the election of our directors every year.

(g)	No Dead-Hand or Slow-Hand Defensive Measures against Takeovers

As described in the “Effective Period, Termination and Change of the Plan” under 1.(5) above, the Plan is designated in a way so that it may be terminated at a meeting of our board of directors, which can include directors who are nominated by any person acquiring a substantial shareholding of Wacoal Holdings Corp. and are elected at the meeting of shareholders. Therefore, the Plan is not a dead-hand defensive measure against takeovers (a defensive measure that prevents the Plan from being implemented even if a majority of the members of our board of directors are replaced). In addition, because we do not have a staggered term of office for directors, the Plan is not a slow-hand defensive measure against takeovers (a defensive measure that requires time to prevent the Plan from being implemented because members of our board of directors cannot be replaced at once).

- End -

Exhibit 1

Our Shareholding Summary (as of March 31, 2012)

1.	Total number of authorized shares: 500,000,000 shares

2.	Total number of issued and outstanding shares: 143,378,085 shares

3.	Total number of shareholders: 15,154 shareholders

4.	Major shareholders (top 10):

Name of shareholder	Number of shares of Wacoal Holdings Corp. held by shareholder	Shareholding Percentage
	(Thousands of shares)	(%)
The Bank of New York Mellon, as depository bank for depository receipt holders	11,426	8.11%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,990	4.96%
Meiji Yasuda Life Insurance Company	6,796	4.82%
Japan Trustee Services Bank, Ltd. (Trust Account)	5,723	4.06%
Nippon Life Insurance Company	5,245	3.72%
Mika Okada	4,907	3.48%
The Bank of Kyoto, Ltd.	4,705	3.34%
The Shiga Bank, Ltd.	3,646	2.58%
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,633	2.57%
Mitsubishi UFJ Trust and Banking Corporation	3,050	2.16%

(Note)	The shareholding percentage is calculated by using the number of issued shares as of the end of this fiscal year excluding the number of shares of treasury stock held by us.

Exhibit 2

Outline of Regulations of Independent Committee

-	The Independent Committee shall be established by resolution of the board of directors.

-	The Independent Committee shall be composed of three or more members, and the board of directors shall elect the members from (i) our outside directors, (ii) our outside statutory auditors or (iii) other outside experts who are independent from our executive management. Notwithstanding the foregoing, such experts must be experienced company managers, persons with a governmental background, legal counsel, certified public accountants or academic experts or other persons with similar qualifications, and must also have executed with us an agreement separately designated by the board of directors that contains a provision that prescribes the duty of care of a good manager or similar provision.

-	Unless otherwise determined by a resolution of the board of directors, the term of office of members of the Independent Committee shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of the Shareholders’ Meeting. The term of office of any member of the Independent Committee who is an outside director or outside statutory auditor shall expire simultaneously upon the expiration of the term of office as a director or statutory auditor (except in the case of their re-appointment).

-	The Independent Committee shall make decisions on the matters listed below and provide recommendation to the board of directors together with the details and reasons for such recommendation. Giving its utmost respect to such recommendation of the Independent Committee, the board of directors shall make decisions as a function under the Corporate Law. (Provided, however, that in the event the implementation of the gratis allocation of the Share Acquisition Rights is placed on the agenda in the Shareholders’ Meeting, the Independent Committee shall follow the resolution such Shareholders’ Meeting.) Each member of the Independent Committee and each director of Wacoal Holdings Corp. must make such decisions solely for the purposes of securing or enhancing corporate value and the common interests of shareholders, and they must not serve the purpose of their own interests or those of our management:

(i)	the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights (including the convocation of a general meeting of shareholders and the placement of the implementation of the gratis allocation of the Share Acquisition Rights on the agenda);

(ii)	the cancellation of the gratis allocation of the Share Acquisition Rights or the gratis acquisition of the Share Acquisition Rights;

(iii)	any other matters consulted by the board of directors that are to be determined by the board of directors.

-	In addition to the matters prescribed above, the Independent Committee shall conduct the following:

(i)	determining whether a Purchase should be made subject to the Plan;

(ii)	determining the information that a Purchaser and the board of directors should provide to the Independent Committee, and the deadline for the provision of such information;

(iii)	Examination and consideration of the terms of a Purchase by a Purchaser;

(iv)	Negotiation and discussion with the Purchaser;

(v)	Request the board of directors for alternative proposals and/or examination of the alternative proposals;

(vi)	Decisions of the Independent Committee to extend the Examination Period;

(vii)	Approvals of the termination and change of the Plan

(viii)	Any other matters that the Plan prescribes that the Independent Committee may conduct; and

(ix)	Any matters separately determined by the board of directors.

-	If the information stated in the Explanation of Purchase or the information submitted is deemed insufficient by the Independent Committee as Required Information, the Independent Committee may request the Purchaser to submit additional Required Information. The Independent Committee may also request our board of directors to present its opinion concerning the terms and conditions of a Purchase and to submit any supporting materials, alternative proposals (if any) or other information and/or materials as may be required from time to time by the Independent Committee within a certain period.

-	The Independent Committee shall, whenever necessary for the purposes of ensuring and enhancing our corporate value and the common interests of its shareholders, discuss and/or negotiate with a Purchaser directly or indirectly through the board of directors, etc. and shall also present alternative proposals of our board of directors, etc. to the shareholders.

-	The Independent Committee may request the attendance of our director, statutory auditor or employee, or any other party that the Independent Committee deems necessary, and may require explanation of any matter it request in order to collect necessary information.

-	The Independent Committee may, at our cost, receive the advice of an independent outside experts (including financial advisers, legal counsel, certified public accountants, consultants and other experts).

-	Any member of the Independent Committee may convene a meeting of the Independent Committee if a Purchase arises, or at any other time.

-	The resolutions of meeting of the Independent Committee shall be adopted by a majority of all members of the Independent Committee. Provided, however, that in unavoidable circumstances, a resolution may be adopted with a majority of voting rights of the members at which the majority of Independent Committee is in attendance.

- End -

Exhibit 3

Biography of Independent Committee Members

Mr. Mamoru Ozaki:

June 1991	Commissioner of the National Tax Agency
June 1992	Administrative Vice Minister of Finance
May 1994	President of People’s Finance Corporation
October 1999	President of National Life Finance Corporation
February 2003	Acting Advisor to Yazaki Corporation (present)
July 2003	Advisor to Wacoal Corporation (currently Wacoal Holdings Corp.)
June 2005	Acting Director of Wacoal Corporation (currently Wacoal Holdings Corp.) (present)

* Mr. Ozaki is currently our outside director and we have notified of Mr. Ozaki as our independent officer to the Tokyo Stock Exchange and Osaka Securities Exchange.

Mr. Tomoharu Kuda:

Sep 1972	Joined Deloitte Haskins & Sells
Oct 1979	Registered as Certified Public Accountant
Sep 1987	Transferred to London Office (U.K.)
Feb 1990	Partner of Deloitte Touche Tohmatsu (merged with Tohmatsu)
Jun 1997	Representative Partner of Deloitte
Jun 2007	Corporate Auditor of Wacoal Holdings Corp.

* Mr. Kuda is currently our outside corporate auditor and we have notified of Mr. Kuda as our independent officer to the Tokyo Stock Exchange and Osaka Securities Exchange.

Mr. Naoto Nakamura:

October 1982	Passed the Japanese bar exam
April 1985	Graduated from the Legal Training and Research Institute
Registered with Daini Tokyo Bar Association, joined Mori Sogo Law Offices
April 1998	Opened Hibiya Park Law Offices, Partner
February 2003	Opened Naoto Nakamura Law Office (currently the Nakamura, Tsunoda & Matsumoto)

- End -

Exhibit 4

Terms and Conditions of Gratis Allocation of the Share Acquisition Rights

I.	Determination of Matters Concerning Share Acquisition Rights

(1)	Details and Number of Share Acquisition Rights

The details of the share acquisition rights to be allocated to the shareholders (each a “Share Acquisition Right” and collectively the “Share Acquisition Rights”) shall be described in Section II. Below, and the number of Share Acquisition Rights shall be separately determined by the board of directors or the Shareholders’ Meeting in a resolution relating to the gratis allocation of the Share Acquisition Rights (the “Gratis Allocation Resolution”) up to a maximum of twice the final number of our outstanding shares as of a certain date (the “Allocation Date”) that is separately determined board of directors in the Gratis Allocation Resolution.

(2)	Shareholders Eligible for Allocation of Share Acquisition Rights

We will implement a gratis allocation of the Share Acquisition Rights to those shareholders, other than us, who are registered or recorded in our final register of shareholders as of the Allocation Date up to a maximum of two Share Acquisition Rights for every one common stock of Wacoal Holdings Corp. held at a rate as separately prescribed in the Gratis Allocation Resolution.

(3)	Effective Date of Gratis Allocation of Share Acquisition Rights

The effective date of the gratis allocation of the Share Acquisition Rights will be separately determined in the Gratis Allocation Resolution.

II.	Particulars of Share Acquisition Rights

(1)	Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

(a)	The number of shares of common stock to be acquired for every one Share Acquisition Right (the “Shares”) shall be one (1) share. In the event of split or consolidation of our shares, however, the Shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from such adjustment shall be disregarded and no cash shall be used for such adjustment:

Adjusted Shares	=	Shares before Adjustment	×	Split/Consolidation Ratio

(b)	The adjusted Shares shall be applied on and after the following day of the record date in case of a split of shares and on and after the effective date in case of a consolidation of shares.

(c)	In addition to the matters in (a) above, if the Shares are required to be adjusted due to gratis allocation of shares, merger, corporate split or any other actions which changes or may change our outstanding shares (but excluding the treasury stocks held by us), the Shares shall be adjusted to the extent reasonable in view of the terms of such gratis allocation of shares, merger, corporate split or any other actions.

(2)	The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

(a)	The contribution to be made upon exercise of the Share Acquisition Rights shall be in money, and the value of property shall be the amount obtained by multiplying the Exercise Price (as defined in (b) below) and the Shares.

(b)	The value of property per share of our common stock to be contributed upon the exercise of the Share Acquisition Rights (the “Exercise Price”) shall be at least one (1) yen but not exceeding one-half (1/2) of the market value of one share of our common stock as separately determined in the Gratis Allocation Resolution. The “market value” means an amount equivalent to the average closing price (including quotations) for regular transactions of our stock on the Tokyo Stock Exchange on each day during the ninety (90) day period prior to the Gratis Allocation Resolution (excluding the days on which trades are not made), and any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen.

(3)	Exercise Period of the Share Acquisition Rights

The commencement date will be a date on which the gratis allocation of the Share Acquisition Rights becomes effective or a date otherwise determined in the Gratis Allocation Resolution, and the period will be between one and two months as determined in the Gratis Allocation Resolution. Provided, however, that if the Share Acquisition Rights are acquired by us pursuant to paragraph (b) of (7) below, the exercise period for the Share Acquisition Rights subject to such acquisition shall be until the immediately preceding business day of such acquisition date. In addition, the last day of the exercise period shall be the previous business day if the last day of the exercise period falls on a holiday of the bank handling the money to be paid in upon exercise of such rights.

(4)	Terms and Conditions for Exercise

(a)	(A) A specified large shareholder, (B) joint shareholders of a specified large shareholder, (C) a specified large purchaser, (D) persons having a special relationship with a specified large purchaser, (E) any transferee of or successor to the Share Acquisition Rights of any party falling under (A) through (D) above without the approval of the board of directors, or (F) any affiliate of any party falling under (A) through (D) above (collectively the “Unqualified Parties”) may not exercise Share Acquisition Rights.

The terms used in the above paragraph shall have the meaning as defined below:

(i)	“Specified large shareholders” (tokutei tairyo hoyusha) means a holder (including other party deemed as a holder pursuant to Paragraph 3 of Article 27-23 of the Financial Instruments and Exchange Law (“FIEL”)) of share certificates (as defined in Paragraph 1, Article 27-23 of FIEL; unless otherwise provided the same shall apply hereinafter) issued by us and whose percentage of ownership (as defined in Paragraph 4 of Article 27-23 of FIEL) in respect of such share certificates is deemed to be at least 20% by the board of directors.

(ii)	“Joint shareholders” (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of FIEL and shall include any party who is deemed to be a joint shareholder by the board of directors in accordance with Paragraph 6 of said Article.

(iii)	“Specified large purchaser” (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of FIEL; the same shall apply in (iii)) of share certificates (as defined in Paragraph 1, Article 27-2 of FIEL; the same shall apply in (iii)) issued by us through public tender offer and whose percentage of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 1, Article 7 of the Enforcement Order of the FIEL) is deemed by the board of directors to be at least 20% when combined with the percentage of ownership of share certificates of a person having a special relationship.

(iv)	A “person having a special relationship” (tokubetsu-kankeisha) means a person having special relationship as defined in Paragraph 7 of Article 27-2 of FIEL and shall include any party who is deemed to be a person having a special relationship by the board of directors; provided, however, the persons prescribed in Paragraph 1, Article 3 of the Cabinet Officer Order Concerning Disclosure Relating to Tender Offer of Shares or Other Securities by Any Person Other Than the Issuing Company shall be excluded with respect to persons stipulated in item 2 of said Paragraph 7.

(v)	“Affiliate” (kanrensha) of a given party means a person deemed by the board of directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the board of directors to act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

(b)	Notwithstanding paragraph (a) above, the following parties shall not be deemed as “specified large shareholders” or “specified large purchasers”:

(i)	our subsidiary (as defined in Paragraph 3, Article 8 of the Rules concerning the Terms, Format and Preparation Method of Financial Statements) or our affiliate (as defined in Paragraph 5, Article 8 of said Rules);

(ii)	a party who is deemed by the board of directors to fall under “Specified large purchaser” in paragraph (a) (i) above without having an intention to control us and who is no longer a specified large shareholder stipulated in paragraph (a) (i) above due to disposition of its share certificates of Wacoal Holdings Corp. within ten (10) days (provided that the board of directors may extend such period) after it is deemed as a specified large shareholder;

(iii)	a party is deemed by the board of directors that it has become a specified large shareholder without its intention due to the repurchase of stock by us or other reasons, except if such party, at its intention, acquires the share certificates of Wacoal Holdings Corp. thereafter;

(iv)	a party who is deemed by the board of directors that the acquisition and/or holding of share certificates of Wacoal Holdings Corp. by such party would not conflict with our corporate value or the common interests of the shareholders (a party who is deemed as an Unqualified Party by the board of directors may also be deemed that it does not conflict with our corporate value or the common interests of the shareholders and but only if certain conditions are satisfied when the board of directors deems that it does not conflict with our corporate value or the common interests of the shareholders under certain conditions).

(c)	If it is required under applicable foreign laws and regulations (i) to follow certain procedures or (ii) to fulfill certain requirements (including the prohibition of exercise for a certain period, the submission of prescribed documents etc.), or (iii) both of (i) and (ii) above (collectively the “Exercise Procedures and Requirements under Governing Law”) upon exercise of the Share Acquisition Rights by a party residing in the jurisdiction of such Governing Law, such party may exercise the Share Acquisition Rights only if the board of directors deems that the Exercise Procedures and Requirements under Governing Law have been performed or fulfilled and may not exercise the Share Acquisition Rights if deemed unsatisfied by the board of directors. The board of directors shall not be liable to perform or fulfill any Exercise Procedures and Requirements under Governing Law that must be performed or fulfilled by us upon exercise of the Share Acquisition Rights by a party resided in such jurisdiction. Further, a party residing in such jurisdiction may not exercise the Share Acquisition Rights if the exercise of the Share Acquisition Rights by such party is not permitted under the applicable laws or regulations in such jurisdiction.

(d)	Notwithstanding paragraph (c) above, a U.S. resident may exercise the Share Acquisition Rights only if it (i) represents and warrants to us that it is an accredited investor as defined in Rule 501 (a) of the U.S. Securities Law of 1933, and (ii) makes an oath that it would resell the shares of our common stock to be acquired upon exercise of its Shares Acquisition Rights only through regular transactions on the Tokyo Stock Exchange and Osaka Securities Exchange (but shall not make any advance arrangements and solicitation of the shares). Only in such case, we shall perform or fulfill the U.S. Securities the Exercise Procedures and Requirements under Governing Law under Regulation D of the U.S. Securities Act of 1933 and U.S. state laws that are required to be performed or fulfilled by us for exercise of the Share Acquisition Rights by a party resided in the United States. A party residing in the United States may not exercise the Share Acquisition Rights if the board of directors determines that such party is not permitted to legally exercise the Share Acquisition Rights under the U.S. Securities Act due to a change in the law of the United States or for other reasons, even though such party satisfies the conditions as described in (i) and (ii) above.

(e)	A holder of the Share Acquisition Rights may exercise the Share Acquisition Rights only if such holder submits to us a written statement containing the representations and warranties including, but not limited to, the fact that the holder is neither an Unqualified Party nor a party who has an intention to exercise the Share Acquisition Rights for or on behalf of any Unqualified Parties and that the holder satisfies the conditions for the exercise of the Share Acquisition Rights, indemnity clauses and other pledges prescribed by us, as well as any written statement required under the laws and regulations.

(f)	Even if a holder of the Share Acquisition Rights is unable to exercise its Share Acquisition Rights pursuant to the provisions of this Section (4), we shall not be liable to such holder of the Share Acquisition Rights for damages or any other obligations.

(5)	Capital and Capital Reserve to be Increased upon Issuance of Shares by Exercise of the Share Acquisition Rights

The amount of capital to be increased upon issuance of our shares by exercise of the Share Acquisition Rights and the amount of capital reserve shall be as separately determined in the Gratis Allocation Resolution.

(6)	Restrictions on Transfer of Share Acquisition Rights

(a)	Any acquisition of the Share Acquisition Rights by assignment required the approval of the board of directors.

(b)	If a party who intends to assign the Share Acquisition Rights is residing outside Japan and is unable to exercise the Share Acquisition Rights pursuant to the provisions of paragraph (c) and (d) of Section (4) above (excluding the Unqualified Parties), the board of directors shall determine whether to give such approval in paragraph (a) above in view of the following matters:

(i)	whether or not a written undertaking prepared and signed or sealed by the transferor and transferee (including provisions for representations and warranties, indemnity provisions and provisions for penalties with respect to the matters described in (ii) through (iv) below) is submitted with respect to the acquisition by assignment of all or part of the Share Acquisition Rights by a party who resides in such jurisdiction;

(ii)	whether or not it is clear that the transferor and transferee do not fall under Unqualified Party;

(iii)	whether or not it is clear that the transferee does not reside in such jurisdiction and does not intend to accept the Shares Acquisition Rights for a party residing in such jurisdiction;

(iv)	whether or not it is clear that the transferee does not intend to accept the Share Acquisition Rights for the Unqualified Parties.

(7)	Acquisition of the Share Acquisition Rights by Wacoal Holdings Corp.

(a)	We may, at any time prior to the day immediately preceding the initial day of the exercise period of the Share Acquisition Rights, acquire all Share Acquisition Rights without any consideration therefor on a certain date that is separately determined by the board of directors if such acquisition of the Share Acquisition Rights by Wacoal Holdings Corp. is deemed appropriate.

(b)	On a certain date as separately determined by the board of directors, we may acquire any and all Share Acquisition Rights held by the Unqualified Party that have not been exercised by the immediately preceding business day of such certain date as determined by the board of directors and may grant the Shares for every one Share Acquisition Right in exchange therefor. We may conduct such acquisition of the Share Acquisition Rights. After the date of such acquisition, we may, in the event the board of directors deems parties other than Unqualified Parties to exist among the shareholders of the Stock Acquisition Rights, on a date later than the above date of such acquisition as separately determined by the board of directors, acquire all of the Share Acquisition Rights held by such parties of which have not been exercised as of the business day immediately prior to such date as determined by the board of directors, and may grant the Shares for every one Share Acquisition Right in exchange therefor. The same shall apply hereinafter.

(c)	Other events in which we may acquire Share Acquisition Rights and the terms and conditions thereof shall be as separately determined in the Gratis Allocation Resolution.

(8)	Delivery of the Share Acquisition Rights and Conditions in case of Merger (only if Wacoal Holdings Corp. is the liquidating party in such merger), Corporate Split (by absorption or incorporation), Share Exchange and Share Transfer

These matters shall be separately determined in the Gratis Allocation Resolution.

(9)	Issuance of Certificates Representing the Share Acquisition Rights

Certificates representing the Share Acquisition Rights will not be issued.

(10)	Other matters pertaining to the substance of the Share Acquisition Rights shall be separately determined in the Gratis Allocation Resolution.

(11)	Revision due to Amendment to Laws and Ordinances

The provisions of laws and ordinances referred to above are subject to the prevailing provisions as of June 28, 2012. If it becomes necessary after such date to amend the provisions or definitions of terms set forth in the preceding paragraphs due to the enactment, amendment or abolishment of laws and ordinances after June 28, 2012, the board of directors may replace the meanings of such provisions or definitions of terms to be read accordingly as required to the extent reasonable after taking into consideration the purposes of such enactment, amendment or abolishment.

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